File No. 82-173

02 FEB 20 AM 8:05

02015238

SUPPL

11 February 2002

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:

Information Required

M.I.M. Holdings Limited Directors' Report for half-year ended 31 December 2001 incorporating Summary of Financial Results for six months to 31 December 2001 and Appendix 4B half-yearly report.

By Whom Required

Stock Exchanges

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

PROCESSED
FEB 25 2002
FINANCIAL

Marian Gibney
Secretary and General Counsel

encl

dw 2/21

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
***Telephone* (07) 3833 8000 *Facsimile* (07) 3832 2426 *Website* www.mim.com.au**

MIM

Information Release

11 February 2002

SUMMARY OF FINANCIAL RESULTS FOR THE SIX MONTHS TO 31 DECEMBER 2001

RESULTS IN BRIEF ($M) *	6 months to 31 Dec 2001	6 months to 31 Dec 2000
Sales Revenue		
Consolidated	1950.8	1782.9
MIM's share	1723.2	1602.5
Earnings before interest, tax and exchange		
Consolidated	152.6	169.4
MIM's share	121.3	117.8
Operating profit after tax		
Consolidated	20.6	33.9
MIM's share	21.0	31.2
Net profit/(loss) after outside equity interests	21.0	31.2
Earnings per share (cents)	1.2	1.8
Dividend per share (cents)	1.25	1.25
Return on Shareholders' Equity (%)	1.8	2.7
Gearing (%) [debt/(debt+tangible net worth) after outside equity interest]	43.5	43.3
Interest cover (MIM's share) [EBITDA/net interest]	4.6	4.5

* MIM owns 50% of Minera Alumbrera Limited and 51% of Ernest Henry Mining Pty Ltd. These incorporated joint ventures are consolidated in MIM's audited financial statements, which show 100% of the revenue, costs, assets and liabilities of these operations. To assist comparison with other industry participants (unincorporated structures are commonplace in the Australian mining industry and are the form of other MIM joint ventures), certain information is presented here as MIM's share of such revenue, cost, assets and liabilities as if Alumbrera and Ernest Henry interests were proportionately consolidated. This information is referred to as "MIM's Share".

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 Facsimile (07) 3832 2426 Website www.mim.com.au

Main points

Net profit after outside equity interests was $21.0 million ($31.2 million December half 2000).

Key factors in the result were strong production and unit cost performances leading to higher sales volumes, increased coal prices, very low copper and zinc prices and the revenue benefits of a weaker Australian dollar, the latter limited by currency hedging.

Earnings before interest, tax and exchange (MIM's share) was $121.3 million ($117.8 million December half 2000)

- Copper operations EBIT declined by $19.5 million to $115.2 million - increased production and sales, and lower average unit costs reduced the impact of lower copper prices.
- Coal operations EBIT increased by $139.2 million to $233.9 million - increased production and sales volumes combined with higher prices.
- Lead-zinc operations EBIT declined $22.9 million to $16.3 million loss - strong mine production and unit cost performances together with improved performance at Avonmouth were insufficient to compensate for low zinc prices.
- EBIT loss of $152.3 million from A$/US$ currency hedging ($68.9 million loss December half 2000, $110.8 million loss June half 2001) as designated currency positions were progressively closed out. The increase compared with the previous December half was due to the higher volume deliveries of hedging contracts and the lower average A$/US$ exchange rate.

Financial Summary

MIM's share of EBIT was $121.3 million ($117.8 million December half 2000). The benefit of improved operating performances and the diversity resulting from the strengthened coal operations offset the impacts of the very weak metals market.

Net profit after outside equity interests of $21.0 million ($31.2 million December half 2000) included a research and development tax benefit of $7.6 million and a negative exchange adjustment of $5 million on Argentine peso monetary balances held by Minera Alumbrera to reflect the devaluation of the Argentine peso (refer Appendix 4B for further detail.)

MIM's share of **cashflow** from operating activities was $222.7 million (December half 2000 $112.2 million).

MIM's share of **total capital expenditure** decreased to $165.8 million (December half 2000 $205.5 million). Major projects capital declined sharply due to the major construction phases for the Enterprise copper mine and George Fisher lead-zinc mine being largely completed. Sustaining capital accounted for $90.2 million, major project capital $55.1 million and exploration $20.5 million.

A total of A$53.6 million (net) of debt was repaid during the half. MIM's share of **total debt** at 31 December 2001 was A$1 807 million compared with A$1 748 million at 31 December 2000 and A$1 866 million at 30 June 2001. The increase from 31 December 2000 was entirely due to the 4 US cent depreciation of the A$ against the US$ in which most MIM debt is denominated. **Gearing** for covenant purposes (debt/debt+tangible net worth excluding other participants' interests in Alumbrera and Ernest Henry) was 43.5% at 31 December 2001 (43.3% at 31 December 2000 and 44.3% at 30 June 2001).

Sales, Prices and Exchange Rate

Strong production performances led to increased product sales. MIM's share of **sales volumes** was higher than for the previous December half for copper (up 15%), coal (up 15%), zinc (up 5%), gold (up 41%) and silver (up 25%). While sales of MIM produced lead increased 36%, overall sales of lead declined 7%. The prior period included substantial sales of purchased refined lead to meet customer commitments during a period of interrupted Mount Isa lead-silver bullion production.

Average US$ **commodity prices** received for the half were lower for all of MIM's metal sales apart from lead where improved premia lifted the average prices received. US$ zinc and copper prices were particularly weak during the half with zinc down 27% and copper down 23% compared with the previous December half. A weaker A$ exchange rate against the US$ provided some offset for weaker prices. Average A$ coal prices received for the half increased for both coking (up 37%) and thermal coal (up 36%).

The A$ remained weak compared with the US$, benefiting A$ sales revenues although the company was not able to take full advantage of this situation due to currency hedging contracts. The weaker A$ also adversely affected US$ denominated costs. As planned, US$355 million was delivered against designated hedge contracts during the half at an average rate of US$0.63 (US$315 million delivered at US$0.62 during December half 2000).

In response to confusion in the investment community and consistent with the practice of most other companies, the Company has changed the accounting policy in respect of recognising unrealised hedging gains and losses which, from 31 December 2001, will no longer be included in the statements of financial position (balance sheet). There is no net effect in the reporting of the Company's financial position.

MIM's share of **sales revenue** (after currency hedging) increased to $1 723.2 million ($1 602.5 million December half 2000).

Dividends

Directors have declared an interim dividend of 1.25 cents per share, unfranked, totalling $21.7 million, payable on 25 March 2002 to shareholders registered on 8 March 2002.

Copper

Earnings* ($ m) before interest, tax and exchange Includes by–products	6 months to 31 Dec 2001	6 months to 31 Dec 2000
Mount Isa	**83.7**	82.3
Ernest Henry (51%)	**5.0**	23.0
Alumbrera (50%)	**26.5**	29.4
TOTAL	**115.2**	134.7

* Excludes the impact of currency hedging. Commodity hedging is not included in the results for Mount Isa and Ernest Henry. Commodity hedging gain of $7.1 million is included in the 6 months to 31 December 2001 result for Alumbrera ($7.3 million gain 6 months to 31 December 2000).

Strong production, sales and unit cost performances reduced the adverse impact of very weak copper prices received during the half. Higher production led to increased sales of copper (up 15%) and by-product gold (up 52%) (MIM's share) compared with the previous December half. US$ copper price received was 23% lower than for the previous December half.

Strong operating performances continued at Mount Isa. Increased production led to higher sales and, combined with lower unit costs of production, more than compensated for the lower average A$ copper price received (down 15%). Increased refined copper production and sales flowed on from higher smelter production although smelter output was constrained late in the half by an interruption to anode casting operations caused by a spill of copper. The previous December half production had been limited by a planned smelter rebrick. Higher by-product gold sales resulted from the installation of a new processing plant at the Townsville refinery and a subsequent reduction of gold in process.

The Ernest Henry EBIT declined primarily due to the lower A$ copper price received (down 21%) and increased treatment and refining charges. Sales of copper in concentrate were similar to the previous December quarter while a higher gold content lifted gold sales.

At Alumbrera, operating improvements largely countered the impact of weaker copper prices. The continuing improvement in mine and mill performances together with higher ore grades lifted production and reduced unit costs. Sales volumes increased for copper (up 43%) and gold (up 40%) compared with the previous December half.

Coal

Earnings* ($ m) before interest, tax and exchange	6 months to 31 Dec 2001	6 months to 31 Dec 2000
Oaky Creek (75%)	**120.6**	50.9
Newlands, Collinsville, Abbot Point (75%)	**113.3**	43.8
TOTAL	**233.9**	94.7

* Excludes the impact of currency hedging.

EBIT for the coal business was substantially ahead of that for the previous December half as higher production from operations (up 24%) and sales (up 15%) combined with higher average A$ prices received for coking (up 37%) and thermal coal (up 36%).

A substantial portion of the increased production was obtained from higher unit cost sources to take advantage of market opportunities and to partly offset the shortfall from Oaky No 1 underground. At Oaky Creek this was sourced from Alliance and the open cut and at NCA from the Newlands and Collinsville open cuts highlighting the production flexibility of these operations.

Lead-Zinc

Earnings ($ m) before interest, tax and exchange	6 months to 31 Dec 2001	6 months to 31 Dec 2000
Mount Isa ①	**8.8**	18.1
McArthur River (75%) ①②	**(3.8)**	14.2
Northfleet/Wakefield	**7.9**	(2.2)
Avonmouth	**(17.9)**	(20.2)
Duisburg	**(11.3)**	(3.3)
TOTAL	**(16.3)**	6.6

① - Excludes the impact of currency hedging.

② - MIM share increased from 70% to 75% from 1 July 2001. Prior period shows MIM's 70% share

Currency hedging losses totalling $3.3 million are included in the European operations EBIT result for 6 months to 31 December 2001 ($12.9 million loss for the 6 months to 31 December 2000).

Strong mine production and cost performances and the improved Avonmouth zinc smelter operating performance did not compensate for the very weak zinc market. The average US$ zinc price received for the half declined 27% compared with the previous December half. The average US$ silver price was also lower (down 9%) while the average US$ lead price lifted 8% largely due to improved premia for refined lead sales

Sales of zinc were marginally higher than for the previous December half. Sales of lead were lower although the previous December included sales of purchased refined lead to meet customer commitments during a period of limited Mount Isa lead-silver bullion availability. Higher silver sales resulted from the increased volumes of lead-silver bullion from Mount Isa and the zinc smelters.

At Mount Isa, strong mill performance and a higher proportion of ore processed from George Fisher mine lifted zinc concentrate production and led to higher sales. Lead-silver bullion production was substantially higher than for the previous December half when the smelter was being refurbished, and flowed on to increased refined lead and silver production at Northfleet.

McArthur River's production increased marginally although sales were lower due to the timing of shipments.

At Avonmouth, process improvements and improved plant availability led to increased production and sales and reduced unit costs.

Production and sales at Duisburg were similar to the previous December half.

Gold

Earnings* ($ m) before interest, tax and exchange	6 months to 31 Dec 2001	6 months to 31 Dec 2000
Ravenswood #		
Sarsfield	**(0.1)**	-
Nolan's (50.1%)	-	4.7

* Includes A$ gold hedging.

MIM's Ravenswood operation includes the Sarsfield project (MIM 100%) which commenced gold production during June 2001, and the Nolan's mining joint venture (MIM 50.1%) which concluded at the end of May 2001.

The Sarsfield project was in the early stages of production during the half.

Outlook

While we are unable to predict what metal prices and exchange will be for the current half, we will continue to benefit from strong production and unit cost performances overall and good returns in the coal business. As has occurred previously, the June half financial performance is expected to improve on that for the December half.

VP Gauci
Managing Director
11 February 2002

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, gold, zinc, lead, silver and coal in Australia, UK, Germany and Argentina. The group has around 8,000 employees worldwide and in 2000/2001generated sales revenue of $3.4 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Media:

Collin Myers
General Manager Corporate Affairs
Bus: (617) 3833 8285
Mobile: 0419 703 145

Investors:

Allan Ryan
Principal Adviser Investor Relations
Bus: (617) 3833 8295
Mobile: 0419 781 380

Financial Results

($M)	Consolidated		MIM's Share	
	6 months to Dec 2001	6 months to Dec 2000	**6 months to Dec 2001**	6 months to Dec 2000
Sales Revenue	**1,950.8**	1,782.9	**1,723.2**	1,602.5
Other Revenue	**16.4**	15.8	**16.7**	15.5
	1,967.2	1,798.7	**1,739.9**	1,618.0
Cost of Sales	**(1,357.9)**	(1,214.9)	**(1,253.6)**	(1,161.9)
Other Expenses	**(456.7)**	(414.4)	**(365.0)**	(338.3)
	(1,814.6)	(1,629.3)	**(1,618.6)**	(1,500.2)
OPERATING PROFIT before interest tax and exchange	**152.6**	169.4	**121.3**	117.8
Interest Received	**2.9**	5.0	**1.9**	3.7
Interest Paid	**(102.5)**	(106.0)	**(75.2)**	(65.8)
Net Interest	**(99.6)**	(101.0)	**(73.3)**	(62.1)
OPERATING PROFIT before tax and exchange	**53.0**	68.4	**48.0**	55.7
Tax (expense)/benefit	**(24.4)**	(34.8)	**(23.4)**	(30.6)
Exchange gains/(losses)	**(7.5)**	(0.1)	**(3.3)**	8.1
Tax (expense)/benefit on exchange	**(0.5)**	0.4	**(0.3)**	(2.0)
Net Exchange gains/(losses)	**(8.0)**	0.3	**(3.6)**	6.1
Net profit from operations before outside equity interests	**20.6**	33.9	**21.0**	31.2
Outside equity interests share in net profit after tax	**0.4**	(2.7)	**0.0**	0.0
Net profit attributable to shareholders of M.I.M. Holdings Limited	**21.0**	31.2	**21.0**	31.2
Return on Shareholders' Equity			**1.8%**	2.7%
Earnings per share (cents)			**1.2**	1.8
Gearing - debt / (debt + tangible net worth)			**43.5%**	43.3%
Interest cover (EBITDA / net interest)			**4.6**	4.5

Sales Volumes External to the Group

Payable Metal		6 Months to 31 December 2001	6 Months to 30 June 2001	6 Months to 31 December 2000
	SOURCE			
COPPER (Tonnes)	Mount Isa Mined Copper	**100,845**	98,000	75,396
	EHM Conc purchased by Mount Isa	**48,675**	45,970	53,363
	Purchased Copper Cathode	**-**	4,123	8,578
	Alumbrera (50%)	**46,487**	47,445	32,613
		196,007	195,538	169,950
LEAD (Tonnes)	Mount Isa Lead Bullion	**69,797**	65,450	39,090
	Mount Isa Other	**(75)**	3,471	(7)
	Northfleet (BRM)	**47,260**	53,290	38,871
	Purchased Refined Lead (BRM)	**-**	8,790	44,095
	Wakefield (BRL)	**7,005**	7,767	9,843
	McArthur River (75%)	**5,455**	4,464	7,034
		129,442	143,232	138,926
SILVER (oz)	Mount Isa Lead Bullion [1]	**5,149,957**	5,036,703	4,317,138
	BRM Dore	**2,218,656**	1,221,051	1,494,204
	Purchased Silver (Treasury)	-	295,000	200,000
	McArthur River (75%)	**89,715**	73,560	127,809
	Alumbrera (50%)	**226,648**	203,302	164,764
	Other	**666,957**	703,069	355,197
		8,351,933	7,532,685	6,659,112
ZINC (Tonnes)	Mount Isa Mined Zinc	**76,246**	84,592	61,357
	Duisburg	**42,147**	44,695	40,272
	Avonmouth (BZL)	**47,859**	43,346	34,038
	Purchased Zinc	**1,237**	1,241	16,700
	McArthur River (75%)	**27,682**	22,219	33,069
		195,171	196,093	185,436
GOLD (oz)	Nolan's Joint Venture (50.1%)	**-**	21,685	30,199
	Sarsfield Development Project	**25,771**	5,729	-
	Gold In Purchased Conc	**76,869**	51,381	41,706
	Alumbrera (50%)	**173,045**	155,410	123,198
		275,685	234,205	195,102
COAL (Tonnes)	Oaky Creek (75%)	**3,385,302**	3,329,025	2,624,456
	NCA (75%)	**4,564,019**	4,094,247	4,297,622
		7,949,321	7,423,272	6,922,078

1 Includes volumes designated against forward silver sale

2 Ownership interest increased to 75% effective 1 July 2001. Prior period comparatives are shown at 70% share.

Previous corresponding period data may include minor post reporting period adjustments

Average Prices Received

(Including hedging and final metal premiums)	Unit	6 Months to 31 December 2001	6 Months to 30 June 2001	6 Months to 31 December 2000
Copper	$US/lb	**0.66**	0.79	0.86
Lead	$US/lb	**0.26**	0.24	0.24
Silver	$US/oz	**4.54**	4.64	4.97
Zinc	$US/lb	**0.38**	0.45	0.52
Gold (including byproduct gold)	$US/oz	**293**	291	304
Coal - Coking	$US/t	**43**	37	34
Coal - Thermal	$US/t	**29**	27	23
Average End of Month Exchange Rate	$A/$US	**0.5098**	0.5157	0.5505

Rules 4.1, 4.3

Appendix 4B

Half yearly/~~preliminary final report~~

Introduced 1/1/2002.

Name of entity

M.I.M. HOLDINGS LIMITED

ACN, ABN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/~~financial year~~ ended ('current period')
009 814 019	✓		31 December 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'M

Revenues from ordinary activities *(item 1.1)*	up/~~down~~	9.2 %	to	1970.0
Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	~~up~~/down	36.4 %	to	21.0
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	~~up~~/down	32.7 %	to	21.0
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of			
Net profit (loss) for the period attributable to members *(item 1.11)*	~~up~~/down	32.7 %	to	21.0

Dividends (distributions)	Amount per security	Franked amount per security
~~Final dividend *(Preliminary final report only - item 15.4)*~~ Interim dividend *(Half yearly report only - item 15.6)*	1.25¢	Nil
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	1.25 ¢	0.21 ¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 8 March 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

Consolidated profit and loss account

		Current period - $A'M	Previous corresponding period - $A'M
1.1	Revenues from ordinary activities *(see items 1.24 - 1.26)*	1970.0	1803.7
1.2	Expenses from ordinary activities (*see items 1.27 - 1.31)*	1814.3	1628.2
1.3	Borrowing costs	110.2	107.2
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)		
1.5	**Profit (loss) from ordinary activities before tax**	45.5	**68.3**
1.6	Income tax on ordinary activities *(see note 4)*	24.9	34.4
1.7	**Profit (loss) from ordinary activities after tax**	**20.6**	**33.9**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)		
1.9	**Net profit (loss)**	**20.6**	**33.9**
1.10	Net profit (loss) attributable to outside +equity interests	(0.4)	2.7
1.11	**Net profit (loss) for the period attributable to members**	**21.0**	**31.2**
	Net exchange differences on translation of financial reports of foreign controlled entities	0.6	14.3
	Total revenues, expenses and valuation adjustments attributable to members of M.I.M. Holdings Limited recognised directly in equity	0.6	14.3
	Total changes in equity other than those resulting from transaction with owners	**21.6**	**45.5**

Consolidated retained profits

		Current period - $A'M	Previous corresponding period - $A'M
1.12	Retained profits (accumulated losses) at the beginning of the financial period	291.7	243.6
1.13	Net profit (loss) attributable to members (*item 1.11*)	21.0	31.2
1.14	Net transfers from (to) reserves *(see item 1.35)*		
1.15	Net effect of changes in accounting policies		
1.16	Dividends and other equity distributions paid or payable	21.7	21.7
1.17	**Retained profits (accumulated losses) at end of financial period**	**291.0**	**253.1**

+ See chapter 19 for defined terms.

Profit restated to exclude amortisation of goodwill

		Current period $A'M	Previous corresponding period - $A'M
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*item 1.7*) and amortisation of goodwill	20.6	35.7
1.19	Less (plus) outside +equity interests	(0.4)	2.7
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	**21.0**	**33.0**

Profit (loss) from ordinary activities attributable to members

		Current period - $A'M	Previous corresponding period - $A'M
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	20.6	33.9
1.22	Less (plus) outside +equity interests	(0.4)	2.7
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**21.0**	**31.2**

Revenue and expenses from ordinary activities

(see note 15)

		Current period $A'M	Previous corresponding period - $A'M
1.24	Sales Revenue	1950.8	1782.9
1.25	Interest revenue	2.9	5.0
1.26	Other revenue (details if material)	16.3	15.8
1.27	Details of expense		
	Cost of Sales	1373.6	1241.9
	Other operating expenses (refer note 1 below)	393.5	336.6
	General and Administrative expenses	28.9	31.0
	Exploration	14.7	16.1
	Other expenses	3.6	2.6
	Borrowing costs	110.2	107.2
1.28	Other specific relevant (details)		
1.29	Depreciation and amortisation excluding amortisation of intangible *(see item 2.3)*	294.1	249.2
1.30	Interest costs capitalised in asset values	0.0	7.9
1.31	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)		

Note 1
In response to the political and economic instability in Argentina, the Argentine government suspended foreign currency trading between 21st December 2001 and 11th January 2002. On 6th January 2002 the government announced an official abandonment of the one to one peg of the Argentine peso to the US dollar. For our Alumbrera operations there are two aspects to the impact of the devaluation. The first relates to the translation of Peso monetary items as at 31 December 2001 in respect of which MIM has recognised an exchange loss of $10.0m ($5.0m attributable to MIM shareholders and $5.0m to outside equity interests) included in other operating expenses in the half year result. The second relates to the future reduction in operating costs arising from devaluation of peso denominated costs which, due to the current uncertainty and volatility, is difficulty to forecast at this stage. Alumbrera's assets are primarily US dollar assets with all revenues generated in US dollars. Whilst there will be further impacts of devaluation, at this stage considering all factors as they currently stand, we do not expect a significant net impact on MIM's full year result.

+ See chapter 19 for defined terms.

Transfers from and to reserves

		Current period - $A'M	Previous corresponding period - $A'M
1.32	Increase (decrease) in asset revaluation reserve recognized in equity for the period		
1.33	Net exchange difference on translation	0.6	14.3
1.34	Other reserves (provide details if material)		
1.35	Total Net Transfer from (to) reserves *(see item 1.14)*	0.6	14.3

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'M (a)	Related tax $A'M (b)	Related outside +equity interests $A'M (c)	Amount (after tax) attributable to members $A'M (d)
2.1	Amortisation of goodwill				
2.2	Amortisation of other intangibles				
2.3	**Total amortisation of intangibles**				
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**				

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'M	Previous year - $A'M
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)		
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year		

+ See chapter 19 for defined terms.

Consolidated balance sheet

		At end of current period $A'M	As shown in last annual report $A'M	As in last half yearly report $A'M
	Current assets			
4.1	Cash	136.0	186.3	90.5
4.2	Receivables	417.3	429.8	453.6
4.4	Inventories	469.8	489.2	518.8
4.5	Tax assets			
4.6	Other (provide details if material)			
	Deferred expenses	74.6	61.5	57.5
	Deferred hedging losses (refer to 19.5)	37.4	1336.8	915.2
	Other	34.8	17.7	29.5
4.7	**Total current assets**	**1169.9**	**2521.3**	**2065.1**
	Non-current assets			
4.8	Receivables	154.3	110.8	74.6
4.9	Investments (equity accounted)			
4.10	Other investments	1.5	1.5	2.0
4.11	Inventories	286.4	260.4	168.0
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	23.2	11.0	18.5
4.13	Development properties (+mining entities)	12.7	9.3	161.0
4.14	Other property, plant and equipment (net)	4849.9	5009.8	4860.5
4.15	Intangibles (net)	0.5	0.5	15.0
4.16	Tax assets			
4.17	Other (provide details if material)			
	Deferred expenses	36.4	33.6	32.6
	Deferred hedging losses (refer to 19.5)	62.6	364.1	303.1
	Other	6.0	13.2	8.6
4.18	**Total non-current assets**	**5433.5**	**5814.2**	**5643.9**
4.19	**Total assets**	**6603.4**	**8335.5**	**7709.0**
	Current liabilities			
4.20	Payables (refer to 19.5)	496.8	1755.8	1381.4
4.21	Interest bearing liabilities	424.7	404.2	506.9
4.22	Tax liabilities	0.1	0.3	0.2
4.23	Provisions	64.7	80.2	62.9
4.24	Other (provide details if material)			
	Unearned revenue	58.6	52.4	52.7
	Deferred hedging gains (refer to 19.5)	2.7	41.0	62.0
4.25	**Total current liabilities**	**1047.6**	**2333.9**	**2066.1**
	Non-current liabilities			
4.26	Payables (refer to 19.5)	2.2	241.8	193.8
4.27	Interest bearing liabilities	2117.3	2269.3	2018.2
4.28	Tax liabilities	293.2	268.7	298.0
4.29	Provisions	126.7	124.4	114.1
4.30	Other (provide details if material)			
	Unearned revenue	110.9	136.0	161.3
	Deferred hedging gains (refer to 19.5)		50.9	48.4
4.31	**Total non-current liabilities**	**2650.3**	**3091.1**	**2833.8**
4.32	**Total liabilities**	**3697.9**	**5425.0**	**4899.9**
4.33	**Net assets**	**2905.5**	**2910.5**	**2809.1**

+ See chapter 19 for defined terms.

Consolidated balance sheet continued

	Equity			
4.34	Capital/contributed equity	2219.1	2219.1	2219.1
4.35	Reserves	(166.3)	(166.9)	(166.3)
4.36	Retained profits (accumulated losses)	291.0	291.7	253.1
4.37	**Equity attributable to members of the parent entity**	**2343.8**	**2343.9**	**2305.9**
4.38	Outside +equity interests in controlled entities	561.7	566.6	503.2
4.39	**Total equity**	**2905.5**	**2910.5**	**2809.1**

4.40	Preference capital included as part of 4.37			

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'M	Previous corresponding period - $A'M
5.1	Opening balance	11.0	15.6
5.2	Expenditure incurred during current period	26.9	19.0
5.3	Expenditure written off during current period	(14.7)	(16.1)
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**23.2**	**18.5**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'M	Previous corresponding period - $A'M
6.1	Opening balance	9.3	160.9
6.2	Expenditure incurred during current period	3.4	0.1
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**12.7**	161.0

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

		Current period $A'M	Previous corresponding period - $A'M
	Cash flows related to operating activities		
7.1	Receipts from customers	1920.2	1794.4
7.2	Payments to suppliers and employees	(1604.2)	(1591.4)
7.3	Dividends received from associates		
7.4	Other dividends received	2.8	2.6
7.5	Interest and other items of similar nature received	5.5	5.9
7.6	Interest and other costs of finance paid	(96.1)	(89.3)
7.7	Income taxes paid	(0.5)	(0.4)
7.8	Other (provide details if material)	39.2	28.9
7.9	**Net operating cash flows**	**266.9**	**150.7**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(177.4)	(211.8)
7.11	Proceeds from sale of property, plant and equipment	2.0	1.7
7.12	Payment for purchases of equity investments		(1.9)
7.13	Proceeds from sale of equity investments		
7.14	Loans to other entities		
7.15	Loans repaid by other entities		0.1
7.16	Other (provide details if material)		
	Capitalised interest		(7.9)
7.17	**Net investing cash flows**	**(175.4)**	**(219.8)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	0.2	
7.19	Proceeds from borrowings	1036.6	631.9
7.20	Repayment of borrowings	(1140.9)	(627.5)
7.21	Dividends paid	(34.8)	(13.5)
7.22	Other (provide details if material)		
7.23	**Net financing cash flows**	**(138.9)**	**(9.1)**
7.24	**Net increase (decrease) in cash held**	**(47.4)**	**(78.2)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	186.3	155.3
7.26	Exchange rate adjustments to item 7.25.	(6.7)	12.8
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**132.2**	**89.9**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'M	Previous corresponding period - $A'M
8.1 Cash on hand and at bank	73.9	72.5
8.2 Deposits at call	62.1	18.0
8.3 Bank overdraft	(3.8)	(0.6)
8.4 Other (provide details)		
8.5 Total cash at end of period *(item 7.27)*	**132.2**	**89.9**

Ratios	Current period	Previous corresponding Period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	2.3%	3.8%
9.2 **Profit after tax /equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	0.9%	1.4%

Earnings per security (EPS)	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
(a) Basic EPS	1.21 ¢	1.81 ¢
(b) Diluted EPS (if materially different from (a))	1.21 ¢	1.81 ¢
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	1 737 740 489	1 725 897 396

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security		

+ See chapter 19 for defined terms.

Discontinuing Operations

Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).

12.1 Discontinuing Operations

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	25 March 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	8 March 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

Amount per security

		Amount per security	Franked amount per security at tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	¢	¢	¢
15.5	Previous year	¢	¢	¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	1.25¢	Nil¢	Nil¢
15.7	Previous year	1.25 ¢	0.21 ¢	Nil ¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢	¢
15.9	Preference +securities	¢	¢

+ See chapter 19 for defined terms.

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'M	Previous corresponding period - $A'M
15.10	+Ordinary securities	21.7	21.7
15.11	Preference +securities		
15.12	Other equity instruments		
15.13	**Total**	**21.7**	**21.7**

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans	

Any other disclosures in relation to dividends (distributions)

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'M	Previous corresponding period - $A'M
Group's share of associates' and joint venture entities':			
16.1	Profit (loss) from ordinary activities before tax		
16.2	Income tax on ordinary activities		
16.3	**Profit (loss) from ordinary activities after tax**		
16.4	Extraordinary items net of tax		
16.5	**Net profit (loss)**		
16.6	Adjustments		
16.7	**Share of net profit (loss) of associates and joint venture entities**		

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'M	Previous corresponding period - $A'M
17.2 Total				
17.3 Other material interests				
17.4 Total				

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1 Preference +securities *(description)*				
18.2 Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3 +Ordinary securities	1 737 740 489	1 737 740 489		
18.4 Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks				
18.5 +Convertible debt securities *(description and conversion factor)*				
18.6 Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7 Options *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
18.8 Issued during current period				
18.9 Exercised during current period				
18.10 Expired during current period				
18.11 Debentures *(totals only)*				
18.12 Unsecured notes *(totals only)*				

+ See chapter 19 for defined terms.

Segment reporting

Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. It does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 *Material factors affecting the revenues and expenses of the economic entity for the current period, for example, in a half-yearly report, any seasonal or irregular factors affecting operations.*

Please refer to Statement of Results

19.3 *A description of each event since the end of the current period which has had a material effect and is not related to matters already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).*

Please refer to Statement of Results

19.4 *Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.*

Franking credits available at 31 December 2001: $Nil

19.5 *Changes in accounting policies and estimation methods since the last annual report are disclosed as follows. (Disclose changes in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure).*

Derivative Financial Instruments

The company has changed its accounting policy in respect of recognising unrealised gains and losses on hedge transactions for anticipated purchases and sales and interest rate swaps in the Statement of Financial Position. Gains and losses on such hedge transactions are not recognised in the financial statements until the underlying purchase or sale occurs or the gain or loss is realised. Previously, unrealised gains and losses on hedge transactions relating to future anticipated purchases and sales and interest rate swaps were recognised in the Statement of Financial Position as both an asset and liability. The directors believe the revised accounting improves the understanding and comparability of the financial position of the consolidated entity, bringing its reporting into line with the practice of others in this regard.

This change in policy has no impact on the consolidated entity's results for the period or the overall financial position. Had the change in accounting policy not been made, total assets and total liabilities of the consolidated entity would have been higher by $1,377 million.

Comparative information has not been restated to reflect this change in accounting policy. Had the change in accounting policy been applied to comparative information, total assets and total liabilities of the consolidated entity would have been lower by $1,616 million at 30 June 2001 and $1,105 million at 31 December 2000.

19.6 *Revisions in estimates are disclosed as follows. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.*

19.7 *Changes in contingent liabilities or assets are disclosed as follows: For half yearly reports, disclose changes in contingent liabilities and contingent assets since the last+ annual report.*

Additional disclosure for trusts

20.1 Number of units held by the management company or responsible entity or their related parties.	
20.2 A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

+ See chapter 19 for defined terms.

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared in accordance with AASB Standards, AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does~~/does not* *(delete one)*~~ give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

- ☐ The +accounts have been audited.
- ☑ The +accounts have been subject to review.
- ☐ The +accounts are in the process of being audited or subject to review.
- ☐ The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached~~/will follow immediately they are available* *(delete one)*~~. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Acts.)*

\+ See chapter 19 for defined terms.

6 The entity has/~~does not have* *(delete one)*~~ a formally constituted audit committee.

Sign here: .... Date: ....
(~~Director/~~Company Secretary)

Print name: ...M F Gibney..

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029:Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position*. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation

+ See chapter 19 for defined terms.

adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Acts must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

+ See chapter 19 for defined terms.

13. **Corporations Acts financial statements** This report may be able to be used by an entity required to comply with the Corporations Acts as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Details of revenue and expenses** AASB1018: Statement of Financial Performance requires disclosure of revenue and expenses from ordinary activities according to either their nature or function. Other accounting standards acceptable to ASX contain similar disclosure requirements. In line item 1.27 entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts. The information in lines 1.24 to 1.31 may be provided in an attachment to Appendix 4B.

    Relevant Items AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in AASB 1018. There is an equivalent requirement in AASB 1029: Interim Financial Reporting. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

    Half yearly report

    All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

    Preliminary final report

    Entities which adopt AASB 1042 prior to its operative date and all entities for financial years beginning on or after 30 June 2002, must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042.

    In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

    This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

M.I.M. HOLDINGS LIMITED

Attachments to the ASX Appendix 4B

31 December 2001

SEGMENT REPORTING

Business segments

The consolidated entity is organised on a global basis into the following business units by product:

Copper

MIM's copper operations comprise mining and smelting of copper at Mount Isa, refining at Townsville, copper and gold mining at Ernest Henry (MIM 51%) for smelting and refining at Mount Isa and Townsville, and copper and gold mining at Alumbrera (MIM 50%) in Argentina.

Coal

MIM's coal operations comprise mining of coking coal at Oaky Creek, steaming coal at Newlands and steaming and coking coal at Collinsville (all MIM 75%), coal shipping from Abbot Point and Dalrymple Bay coal ports and coke production at Bowen Coke.

Lead-Zinc-Silver

MIM's lead-zinc-silver operations comprise lead, zinc and silver mining and lead-silver smelting at Mount Isa, refining of Mount Isa lead-silver at Northfleet in the UK, lead, zinc and silver mining at McArthur River (MIM 75%) in the Northern Territory, lead and zinc smelting and zinc refining at Avonmouth in the UK and Duisburg in Germany and lead recycling at Wakefield in the UK

Gold

MIM's gold operations comprise gold mining at Ravenswood.

Geographical segments

Australia

The home country of the parent entity as well as the majority of operating assets, which includes interests in eight mines

Europe

Comprises the lead-silver refining operation at Northfleet in the United Kingdom, the lead and zinc smelting and zinc refining operations at Avonmouth in the United Kingdom and Duisberg in Germany, and lead recycling at Wakefield in the United Kingdom.

South America

The South American operations are focused on the copper-gold mine at Alumbrera in Argentina. The open cut mine is Argentina's first large scale mining business and is one of the world's largest copper and gold mining operations.

Asia

The location of the majority of the mines that are owned by the group make Asia a cost competitive market for sale of our product.

SEGMENT REPORTING

Primary reporting - Business segments ($A'M)
Half Year Ended 31 December 2001

	Copper	Coal	Lead-Zinc	Gold	Unallocated	Eliminations	Consolidated
External sales	938.3	563.9	503.9	14.5	(69.8)		1 950.8
Intersegment sales		2.9	37.7			(40.6)	
Other revenue	2.7	6.1	9.6		0.8		19.2
Total revenue	941.0	572.9	551.2	14.5	(69.0)	(40.6)	1 970.0
Segment result							
Profit from ordinary activities before tax	95.6	233.9	(16.9)	(0.1)	(257.0)	(10.0)	45.5
Income tax expense							24.9
Profit from ordinary activities after tax							20.6
Segment assets	4 484.7	749.9	1 032.7	44.2	551.7	(259.8)	6 603.4
Segment liabilities	1 840.4	340.8	254.8	29.7	1 503.3	(271.2)	3 697.9
Acquisitions of property, plant and equipment, intangibles and other non-current assets	52.8	25.7	61.0	15.7	22.2		177.4
Depreciation and amortisation expense	208.5	28.1	39.2	0.6	17.7		294.1
Other non-cash expenses	18.2	3.9	9.7	0.5	18.5		50.8

SEGMENT REPORTING

Primary reporting - Business segments ($A'M)
Half Year Ended 31 December 2000

	Copper	Coal	Lead-Zinc	Gold	Unallocated	Eliminations	Consolidated
External sales	857.9	345.6	543.3	16.1	20.0		1 782.9
Intersegment sales		4.6	24.5			(29.1)	
Other revenue	2.0	6.2	7.8		4.8		20.8
Total revenue	859.9	356.4	575.6	16.1	24.8	(29.1)	1 803.7
Segment result							
Profit from ordinary activities before tax	91.7	92.2	3.8	4.7	(116.5)	(7.6)	68.3
Income tax expense							34.4
Profit from ordinary activities after tax							33.9
Segment assets	4 610.2	694.5	1 074.3	21.3	1 616.0	(307.3)	7 709.0
Segment liabilities	1 986.8	206.9	365.2	13.8	2 640.9	(313.7)	4 899.9
Acquisitions of property, plant and equipment, intangibles and other non-current assets	91.2	13.4	86.9	1.4	28.5		221.4
Depreciation and amortisation expense	170.1	26.1	37.9	1.5	15.4		251.0
Other non-cash expenses	18.5	4.6	10.5	0.5	17.8		51.9

SEGMENT REPORTING

Secondary reporting – Geographical segments ($A'M)

	Segment revenues from sales to external customers		Segment assets		Acquisitions of property, plant and equipment, intangibles and other non-current assets	
	2001	2000	**2001**	2000	**2001**	2000
Australia	**89.3**	198.6	**3 422.3**	4 478.5	**128.3**	186.4
Europe	**756.5**	659.0	**441.4**	523.7	**27.0**	15.0
South America	**77.8**	63.8	**2 704.5**	2 668.4	**22.1**	20.0
Asia	**997.1**	838.4	**34.6**	37.9		
Other	**30.1**	23.1	**0.6**	0.5		
Total	**1 950.8**	1 782.9	**6 603.4**	7 709.0	**177.4**	221.4

Inter segment transactions
Segment revenues, expenses and results include transactions between segments. Inter segment transactions are priced on an 'arm's length' basis and are eliminated on consolidation.

Segment Assets and Liabilities
The reduction in Unallocated (business segment) and Australian (geographical segment) assets and liabilities at 31 December 2001 reflects a change in accounting policy as outlined at item 19.5 in Appendix 4B. Comparative information has not been restated.

HALF-YEAR ENDED 31 DECEMBER 2001

INCOME TAX

	Consolidated	
	2001 ($A'M)	2000 ($A'M)
The income tax expense on profit from ordinary activities for the half year consists of the following:		
Income tax – current	**(7.1)**	(53.1)
Income tax – deferred	**(30.3)**	3.6
Future income tax benefit	**62.3**	83.9
Income tax expense	**24.9**	34.4
Prima facie income tax expense at 30% (2000: 34%)	**13.7**	23.2
Difference between the prima facie income tax expense and the actual income tax expense shown above	**(11.2)**	(11.2)
This difference is attributable to the tax effect of the following permanent differences which (reduce)/increase tax expense:		
Effect of change in tax rate		2.8
Research and development tax concession claims	**8.2**	
Attribution income	**(0.2)**	(0.3)
Rebateable/exempt dividends	**0.9**	1.6
Depreciation and similar capital items not claimable	**(4.8)**	(4.4)
Mineral reserves amortisation	**(3.3)**	(3.0)
Overseas exploration expenditure	**(1.7)**	(2.3)
Goodwill amortisation		(0.6)
Non-taxable exchange gains/losses	**(5.3)**	1.9
Foreign tax differentials	**(0.2)**	(1.1)
(Over)/under provisions prior year	**0.5**	2.5
Withholding tax payments		(0.3)
Other	**(5.3)**	(8.0)
	(11.2)	(11.2)

DIRECTORS' DECLARATION

The directors declare that the financial statements and notes in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules:

(a) comply with Accounting Standards, the Corporations Regulations and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Consolidated Entity's financial position as at 31 December 2001 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the directors' opinion there are reasonable grounds to believe that M.I.M. Holdings Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

____

Director

____

Director

11 February 2002

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF M.I.M. HOLDINGS LIMITED

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of MIM Holdings Limited (the Company) for the financial half-year ended 31 December 2001 included on MIM Holdings Limited's web site. The Company's directors are responsible for the integrity of the MIM Holdings Limited web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the financial report identified below. It does not provide any assurance on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Scope

We have reviewed the financial report of MIM Holdings Limited (the Company) for the half-year ended 31 December 2001 comprising the attached half yearly report in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules and the directors' declaration thereon, excluding the following sections:

(a) material factors affecting the revenues and expenses of the consolidated entity for the current period (page 14);

(b) compliance statement (pages 16 and 17).

The Company's directors are responsible for the financial report which includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of, or during, the half-year. We have performed an independent review of the financial report in order for the Company to lodge the financial report with the Australian Securities & Investments Commission and the ASX. This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements and the Corporations Act 2001 in Australia and ASX Listing Rules relating to half yearly financial reports, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the Company is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and

(i) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements and ASX Listing Rules relating to half yearly financial reports.

PricewaterhouseCoopers
Chartered Accountants

Geoff Cottrell
Partner
Brisbane, 11 February 2002